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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                  CALEDONIA DECLINES ACQUISITION OF MOGALE GOLD
                    AND UPDATES ITS SOUTH AFRICAN ACTIVITIES

                      09:00 HRS MARCH 20TH, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) completed its due diligence of the Mogale Gold (Pty) Ltd. ("Mogale") operation west of Johannesburg, South Africa, and has elected not to proceed with the acquisition of Mogale. Caledonia is pleased to report on the progress at the 100% owned Barbrook Mine near Barberton, South Africa and on its other South African properties.

Caledonia completed its due diligence investigation into Mogale by the end of February 2003. After further negotiations during March with the owners of Mogale and despite the fact that under Caledonia's management gold production at Mogale was doubled in February, Caledonia has decided not to proceed with the acquisition, as in management opinion Mogale with its present and future cost profiles and liabilities will not add value to Caledonia. Seductive as gold production is, it must at all times have the flexibility and cost structure to continue to add shareholder value. Caledonia's management responsibilities for Mogale, which were assumed during the due diligence period are now concluded, and Caledonia has accordingly been paid for these services.

At the Barbrook Gold Mine in Mpumalanga Province of South Africa, mine development continues to progress, tonnage was mined from the first stope during February, development for the main stoping block is well advanced and production from these stopes commenced in March. Mined tonnage for March is scheduled at 3,000 tonnes, increasing to 4,500 tonnes in April and 6,000 tonnes in May. Planning and underground development to further increase mined tonnage continues.

The additions and refurbishing of the Barbrook Metallurgical plant is well advanced and the crushing, milling, and flotation circuits have been commissioned, with the regrind, and PreOx circuits being commissioned within the next few days. The resin-in-leach circuit, which has been subject to unexpected supplier delays, has been installed and will be commissioned shortly resulting in gold adsorption later in this month.

A comprehensive desk study on the Rooipoort platinum prospect, based on the available geological and geophysical information has been completed. The Rooipoort prospect was recently acquired by the Corporation's 96% owned subsidiary, Eersteling Gold Mines Limited. The desk study has confirmed the likely presence of both the Merensky and U2 reefs on the property and ground geophysical follow-up work is planned to commence immediately and will be immediately followed by a diamond-drilling program.

Simultaneously with the exploration on Rooipoort, Caledonia intends to shortly commence the necessary work to return the Eersteling gold mine to production. The plan is for Eersteling to commence gold production during the third quarter 2003.

At the Goedgevonden diamond property, early summer rains last year caused the large diameter auger sampling program to be delayed. Caledonia has acquired the time domain airborne geophysics flown over the area and expects to conclude the interpretation of this by mid April. Based on these conclusions


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Caledonia then plans to commence a large diameter auger-sampling program once the summer rains have stopped and the water table has dropped sufficiently to allow the auger to proceed. The program is designed to provide a sufficiently large bulk sample to accurately verify the grade and quality of diamonds to be found in the undisturbed but heavily weathered kimberlite overlying the competent rock of the kimberlite pipe. Provided the results of the bulk sampling program are sufficiently encouraging, a bankable feasibility will be completed.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S OPERATIONS, EXPLORATION ACTIVITIES, AND LATEST FINANCIAL STATEMENTS CAN BE FOUND ON THE CALEDONIA WEBSITE AT HTTP://WWW.CALEDONIAMINING.COM